SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 1, 2010	1

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: March 11, 2010

3

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

FIRST QUARTER 2010 RESULTS

Revenue increased by 13% year-over-year

Total course enrollments increased by 7% year-over-year

BEIJING, China, March 1, 2010 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the first quarter of fiscal year 2010 ended December 31, 2009.

First Quarter Fiscal 2010 Business and Financial Highlights:

•	Total course enrollments were 365,000, an increase of 7.0% from the first quarter of fiscal 2009.

•	Net revenues increased 13.0% over the first quarter of fiscal 2009 to US$5.6 million.

•	Gross profit decreased 23.1% from the first quarter of fiscal 2009 to US$1.9 million.

•	Gross profit margin was 33.5%, compared to 49.2% in the fiscal first quarter of 2009. Non-GAAP[1] gross margin was 42.1%, compared to 58.2% in the same period of 2009.

•	Net loss was US$1.3 million, compared to net loss of US$0.5 million in the first quarter of fiscal 2009.

•	Non-GAAP[1] net loss excluding share-based compensation was US$0.2 million, compared to non-GAAP[1] net income of US$0.4 million in the first quarter of fiscal 2009.

•

Basic and diluted net loss per American Depositary Share (“ADS”) were US$0.038, compared to basic and diluted net loss per ADS of US$0.013, for the first quarter of fiscal 2009. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net loss per ADS excluding share-based compensation charge were US$0.005, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.013, for the first quarter of fiscal 2009.

•	Deferred revenue and refundable fees balance was US$11.9 million, a 22.8% increase from the balance of US$9.7 million for the first quarter of fiscal 2009.

Recent Business Developments:

•

The Company continued the successful expansion of its study process monitoring program for self-taught higher education learners with approval to offer the programs in both Jiangsu and Yunnan Province in December 2009 and January 2010, respectively. The self-taught higher education program is a self-study program designed to allow learners in China to obtain post-secondary education without having to pass the Uniform Entrance Exams (“Gaokao”) or attend a traditional college or university. The rollout of this program into Jiangsu and Yunnan Province will provide CDEL with access to over one million self-taught higher education examination takers, a significant potential opportunity in this expanding market.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report results in-line with our guidance in what is typically our seasonally low quarter of the year. Though our course enrollments and revenues increased only moderately impacted by delayed recognition of certain Elite class revenues from fiscal 2008 to first quarter of 2009 and the half-price promotion held last year which resulted in higher first quarter 2009 revenue, we remained very focused on expanding our online education business throughout the quarter.”

“We achieved healthy growth from our accounting continuous education and healthcare courses, and we are pleased to report that Xinlixiang, our recently acquired Gaokao retake and high-school supplementary tutoring program, generated meaningful revenue during the quarter. While our self-taught higher education study process monitoring programs have yet to make a material contribution to our results, our new contracts in Jiangsu and Yunnan Province demonstrate the continued acceptance of this program as a viable method to foster meaningful learning habits and strengthen the overall educational process. We believe there is a significant long-term market potential in the self-taught higher education segment, and we are working to aggressively expand this program to more provinces and cities throughout China.

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “Throughout the first quarter, we continued to successfully balance our growth initiatives with stringent cost controls to ensure the delivery of sustainable and profitable long-term growth. Our focus on controlling costs was demonstrated by a year-over-year decline in non-GAAP1 general and administrative expenses. While an increase in commissions paid to online and other agents and selling expenses related to Yucai resulted in higher sales and marketing expenses in the quarter, we will continue to maintain strict cost controls moving forward.”

Fiscal First Quarter 2010 Unaudited Financial Results

Net Revenues. Total net revenues for the first quarter of fiscal 2010 were US$5.6 million, representing a year-over-year increase of 13.0% from US$4.9 million in the first quarter of fiscal 2009.

Online education services net revenues for the first quarter of fiscal 2010 were US$3.9 million, a decrease of 10.2% from the first quarter of fiscal 2009. The decrease was primarily a result of the delayed recognition of certain Elite class revenues from fiscal 2008 to the first quarter of 2009 and the half-price promotion held last year which resulted in higher first quarter 2009 revenue.

Our complementary businesses continued to grow as revenue from the sale of books and reference materials increased 53.8% to US$0.4 million for the first quarter of fiscal 2010. Other revenues, primarily comprised of magazine content production services, in-person training courses and related services, and revenue from Gaokao retake courses offered by the newly acquired Xinlixiang, increased 309.2% year-over-year to US$1.2 million for the fiscal first quarter of 2010 from US$0.3 million in the corresponding period of last year.

Cost of Sales. Cost of sales for the first quarter of fiscal 2010 was US$3.7 million, representing a 47.9% increase over the first quarter 2009. Excluding share-based compensation (non-GAAP1), cost of sales for the first quarter of fiscal 2010 was US$3.2 million, an increase of 56.5% over the same period last year. The increase in cost of sales as compared to the same quarter of fiscal year 2009 was primarily due to higher salaries and welfare expenses as we added more personnel during 2009, increased rental space and facilities for the new Gaokao retake courses and to accommodate the headcount increase, and the increased cost of sales from Yucai. The cost of books and reference materials also increased due to the increase in sales of books.

Gross Profit and Gross Margin. Gross profit for the first quarter of fiscal 2010 was US$1.9 million, representing a 23.1% decrease from US$2.4 million in the same period last year. Excluding share-based compensation, non-GAAP1 gross profit was US$2.3 million, a decrease of 18.2% year-over-year. Gross margin for the fiscal first quarter 2010 was 33.5%, compared to 49.2% in the fiscal first quarter 2009. Excluding share-based compensation, the non-GAAP1 gross margin for the first quarter of fiscal 2010 was 42.1%, compared to 58.2% in the same period of 2009. The decrease in gross margin was primarily a result of headcount increase in 2009, increased revenue contribution from lower margin in-person training and books and reference materials sales, costs incurred by Yucai, and increased rental and facilities expenses as we expanded our rental space and facilities to accommodate the new Gaokao retake courses and the increased headcount.

Operating Expenses. Total operating expenses for the first quarter of fiscal 2010 were US$4.1 million, an increase of 21.9% year-over-year and an increase of 17.0% over the fourth quarter of fiscal 2009. Excluding share-based compensation (non-GAAP1), operating expenses were US$3.5 million, representing a year-over-year increase of 18.8% and a sequential increase of 10.9%.

Selling expenses amounted to US$2.0 million for the first quarter of fiscal 2010, representing a 53.9% increase year-over-year and a 13.9% increase from the fourth quarter of fiscal 2009. Excluding share-based compensation (non-GAAP1), selling expenses were US$1.9 million, a 56.0% increase from the same period last year and a 12.1% increase from the fourth quarter of fiscal 2009. The increase in selling expenses as compared to the same period last year was primarily due to increased headcount and commissions to our online and other agents, and selling expenses related to Yucai.

General and administrative expenses were US$2.1 million in the first quarter of fiscal 2010, representing a 1.7% year-over-year increase and a 20.2% sequential increase. Excluding share-based compensation charge (non-GAAP1), general and administrative expenses were US$1.6 million, a decrease of 7.7% year-over-year and an increase of 9.6% compared to the fourth quarter of fiscal 2009 as the company implemented more stringent cost control measures.

Income Tax Benefit. Income tax benefit for the first quarter of fiscal 2010 was US$0.8 million, compared with a benefit of US$0.2 million in the same period last year.

Net Income/Loss. Net loss was US$1.3 million for the first quarter of fiscal 2010, compared to net loss of US$0.5 million in the same period of 2009. Excluding share-based compensation, non-GAAP1 net loss for the first quarter of fiscal 2010 was US$0.2 million, compared to net income of US$0.4 million in the corresponding quarter in 2009.

Operating Cash Flow. Net operating cash flow for the first quarter of fiscal 2010 was US$0.8 million, an increase of 31.0% over the same period last year, primarily due to (i) increase in deferred revenue and refundable fees, and (ii) increase in accrued expenses and other liabilities. Such increase was partially offset by an increase in accounts receivable, inventories and deferred cost.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of December 31, 2009 decreased slightly to US$57.3 million from US$57.4 million as of September 30, 2009.

Second Quarter Fiscal 2010 Guidance — Due to the seasonality of our business, we typically experience fluctuations in our results. As such, CDEL expects to generate total net revenues for the second quarter of fiscal 2010 in the range of US$8 million to US$9 million, as compared to net revenues of US$6.8 million in the second quarter of fiscal 2009. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on March 2, 2010 to discuss its fiscal first quarter 2010 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), +852 2475 0994 (Hong Kong), 800 819 0121 (China), or 0 808 234 6646 (UK). A telephone replay will be available shortly after the call until March 3, 2010 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 800 876 50 10 800 714 0386 11 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 5344199.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of the fiscal year 2010 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, and the new investment, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2009	December 31, 2009
Assets:
Current assets:
Cash and cash equivalents	21,437	26,251
Term deposits	27,750	22,750
Restricted cash	8,250	8,250
Accounts receivable	5,229	7,904
Amount due from a related party	1,964	—
Inventories	297	433
Prepayment and other current assets	1,651	1,657
Deferred tax assets, current portion	976	1,243
Deferred cost – current portion	1,289	1,582

Total current assets	68,843	70,070
Non-current assets:
Property, plant and equipment, net	7,899	8,562
Goodwill	8,937	9,030
Other intangible assets, net	3,966	3,805
Purchased call option	1,892	1,892
Deposit for non-current assets	356	278
Deferred tax assets, non-current portion	334	324
Other non-current assets	808	1,072

Total non-current assets	24,192	24,963

Total assets	93,035	95,033

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities	4,542	5,385
Income tax payable	982	303
Deferred revenue, current portion	7,887	10,015
Refundable fees	1,781	1,882

Total current liabilities	15,192	17,585
Non-current liabilities:
Deferred tax liabilities, non-current portion	971	951

Total non-current liabilities	971	951

Total liabilities	16,163	18,536

Commitments and contingencies	—	—
Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2009 and December 31, 2009; Authorized – 480,000,000 shares at September 30, 2009 and December 31, 2009; Issued and outstanding –138,765,685 shares and 138,739,917 at September 30, 2009 and December 31, 2009, respectively)	14	14
Additional paid-in capital	76,797	77,896
Noncontrolling interest	2,963	2,816
Foreign currency translation	1,702	1,702
Cumulative deficits	(4,604)	(5,931)

Total shareholders’ equity	76,872	76,497

Total liabilities and shareholders’ equity	93,035	95,033

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2008	2009
Sales, net of business tax, value-added tax and related surcharges:
Online education services	4,363	3,918
Books and reference materials	266	409
Others	305	1,248

Total net revenues	4,934	5,575

Cost of sales
Cost of services	(2,354)	(3,456)
Cost of tangible goods sold	(154)	(253)

Total cost of sales	(2,508)	(3,709)

Gross profit	2,426	1,866

Operating expenses
Selling expenses	(1,318)	(2,028)
General and administrative expenses	(2,086)	(2,121)

Total operating expenses	(3,404)	(4,149)
Non operating expense	—	(73)

Operating loss	(978)	(2,356)

Interest income	255	113
Exchange gain (loss)	3	(4)

Loss before income taxes	(720)	(2,247)
Income tax benefit	243	771
Less: Net loss attributable to noncontrolling interest	—	149

Net loss attributable to China Distance Education Holdings Limited shareholders	(477)	(1,327)

Net loss per share attributable to China Distance Education Holdings Limited shareholders
Basic	nil	(0.01)
Diluted	nil	(0.01)

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders
Basic	(0.013)	(0.038)
Diluted	(0.013)	(0.038)

Weighted average shares used in calculating net loss per share:
Basic shares	141,874,940	138,764,746
Diluted shares	141,874,940	138,764,746

China Distance Education Holdings Limited

Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)
Cost of sales	2,508	3,709
Share-based compensation expense in cost of sales	447	483
Non-GAAP cost of sales	2,061	3,226
Selling expenses	1,318	2,028
Share-based compensation expense in selling expenses	103	132
Non-GAAP selling expenses	1,215	1,896

General and administrative expenses	2,086	2,121
Share-based compensation expense in general and administrative expenses	375	542
Non-GAAP general and administrative expenses	1,711	1,579
Gross profit	2,426	1,866
Share-based compensation expenses	447	483
Non-GAAP gross profit	2,873	2,349
Gross profit margin	49.2%	33.5%
Non-GAAP gross profit margin	58.2%	42.1%
Operating loss	(978)	(2,356)
Share-based compensation expenses	925	1,157
Non-GAAP operating loss	(53)	(1,199)
Operating margin	(19.8)%	(42.3)%
Non-GAAP operating margin	(1.1)%	(21.5)%
Net loss	(477)	(1,327)
Share-based compensation expenses	925	1,157
Non-GAAP net income (loss)	448	(170)
Net loss margin	(9.7)%	(23.8)%
Non-GAAP net income (loss) margin	9.1%	(3.0)%
Net loss per share—basic	nil	(0.01)
Net loss per share—diluted	nil	(0.01)
Non-GAAP net loss per share—basic	nil	(0.001)
Non-GAAP net loss per share—diluted	nil	(0.001)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.013)	(0.038)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.013)	(0.038)
Non-GAAP net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.013	(0.005)
Non-GAAP net income (loss) per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.013	(0.005)
Weighted average shares used in calculating basic net loss per share	141,874,940	138,764,746
Weighted average shares used in calculating diluted net loss per share	141,874,940	138,764,746
Weighted average shares used in calculating basic non-GAAP net loss per share	141,874,940	138,764,746
Weighted average shares used in calculating diluted non-GAAP net loss per share	141,874,940	138,764,746

Note 1: Each ADS represents four ordinary shares